SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Cephalon, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

156708109

(CUSIP Number)

Elizabeth Keeley

Taconic Capital Advisors LP

450 Park Avenue, 9th Floor

New York, NY 10022

(212) 209-3119

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 5, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 18 Pages)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 156708109	Page 2 of 18 Pages

1	NAME OF REPORTING PERSONS TACONIC CAPITAL ADVISORS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 5,650,000
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 5,650,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,650,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.46% based on 75,751,151 shares outstanding.[1]
14	TYPE OF REPORTING PERSON IA

1 As of March 14, 2011, as reported by the Issuer in its Proxy Statement pursuant to Section 14(a) of the Securities Exchange Act of 1934 on Schedule 14A filed on March 25, 2011.

SCHEDULE 13D

CUSIP No. 156708109	Page 3 of 18 Pages

1	NAME OF REPORTING PERSONS TACONIC CAPITAL ADVISORS UK LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ENGLAND AND WALES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 5,650,000
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 5,650,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,650,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.46% based on 75,751,151 shares outstanding.[1]
14	TYPE OF REPORTING PERSON IA

1 As of March 14, 2011, as reported by the Issuer in its Proxy Statement pursuant to Section 14(a) of the Securities Exchange Act of 1934 on Schedule 14A filed on March 25, 2011.

SCHEDULE 13D

CUSIP No. 156708109	Page 4 of 18 Pages

1	NAME OF REPORTING PERSONS TACONIC ASSOCIATES LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 5,650,000
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 5,650,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,650,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.46% based on 75,751,151 shares outstanding.[1]
14	TYPE OF REPORTING PERSON OO

1 As of March 14, 2011, as reported by the Issuer in its Proxy Statement pursuant to Section 14(a) of the Securities Exchange Act of 1934 on Schedule 14A filed on March 25, 2011.

SCHEDULE 13D

CUSIP No. 156708109	Page 5 of 18 Pages

1	NAME OF REPORTING PERSONS TACONIC CAPITAL PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 5,650,000
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 5,650,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,650,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.46% based on 75,751,151 shares outstanding.[1]
14	TYPE OF REPORTING PERSON OO

1 As of March 14, 2011, as reported by the Issuer in its Proxy Statement pursuant to Section 14(a) of the Securities Exchange Act of 1934 on Schedule 14A filed on March 25, 2011.

SCHEDULE 13D

CUSIP No. 156708109	Page 6 of 18 Pages

1	NAME OF REPORTING PERSONS KENNETH D. BRODY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 5,650,000
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 5,650,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,650,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.46% based on 75,751,151 shares outstanding.[1]
14	TYPE OF REPORTING PERSON IN

1 As of March 14, 2011, as reported by the Issuer in its Proxy Statement pursuant to Section 14(a) of the Securities Exchange Act of 1934 on Schedule 14A filed on March 25, 2011.

SCHEDULE 13D

CUSIP No. 156708109	Page 7 of 18 Pages

1	NAME OF REPORTING PERSONS FRANK P. BROSENS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 5,650,000
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 5,650,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,650,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.46% based on 75,751,151 shares outstanding.[1]
14	TYPE OF REPORTING PERSON IN

1 As of March 14, 2011, as reported by the Issuer in its Proxy Statement pursuant to Section 14(a) of the Securities Exchange Act of 1934 on Schedule 14A filed on March 25, 2011.

SCHEDULE 13D

CUSIP No. 156708109	Page 8 of 18 Pages

Item 1. Security and Issuer

The class of equity securities to which this statement relates is common stock, par value $0.01 per share (the “Common Stock” or the “Shares”), of Cephalon, Inc., a Delaware corporation (the “Company” or the “Issuer”). The address of the principal executive offices of the Issuer is 41 Moores Road, Frazer, Pennsylvania 19355.

Item 2. Identity and Background

(a) - (c)

This Statement is being filed on behalf of the following persons (collectively, the “Reporting Persons”):

i)	Taconic Capital Advisors L.P., a Delaware limited partnership (“Taconic Advisors”);

ii)	Taconic Capital Advisors UK LLP, a United Kingdom limited liability partnership (“Taconic Advisors UK”);

iii)	Taconic Associates LLC, a Delaware limited liability company (“Taconic Associates”);

iv)	Taconic Capital Partners LLC, a Delaware limited liability company (“Taconic Capital Partners”);

v)	Kenneth D. Brody, a citizen of the United States of America (“Mr. Brody”); and

iv)	Frank P. Brosens, a citizen of the United States of America (“Mr. Brosens”).

This Statement relates to the Shares held for the accounts of Taconic Capital Partners L.P. (“TCP”), a Delaware limited partnership, Taconic Capital Partners 1.5 L.P. (“TCP 1.5”), a Delaware limited partnership, Taconic Master Fund 1.5 L.P. (“TMF 1.5”), a Cayman Islands exempted limited partnership, Taconic Opportunity Fund L.P. (“TOP”), a Delaware limited partnership, Taconic Opportunity Fund II L.P. (“TOP II”), a Delaware limited partnership, and Taconic Opportunity Master Fund L.P. (“TOMF”), a Cayman Islands exempted limited partnership. Taconic Advisors and Taconic Advisors UK serve as the investment managers to TCP, TCP 1.5, TMF 1.5, TOP, TOP II and TOMF (collectively, the “Taconic Funds”). Taconic Capital Performance Partners LLC (“Taconic Partners”) serves as the general partner to Taconic Advisors. Taconic Capital Services UK Limited (“Taconic Capital Services”) serves as the managing member of Taconic Advisors UK. Taconic Associates serves as the general partner to TOP, TOP II and TOMF. Taconic Capital Partners serves as the general partner to TCP, TCP 1.5 and TMF 1.5. Mr. Brody is a principal of Taconic Advisors, a director of Taconic Capital Services, and a manager of Taconic Partners, Taconic Associates and Taconic Capital Partners. Mr. Brosens is a principal of Taconic Advisors, a director of Taconic Capital Services, and a manager of Taconic Partners, Taconic Associates and Taconic Capital Partners. In such capacity, Mr. Brody and Mr. Brosens may be deemed to have voting and dispositive power over the Common Stock held for the Taconic Funds.

The address of the principal business office of each of Taconic Advisors, Taconic Associates, Taconic Capital Partners, Mr. Brody and Mr. Brosens is c/o Taconic Capital Advisors L.P., 450 Park Avenue, 9th Floor, New York, NY 10022.

The address of the principal business office of Taconic Advisors UK is 55 Grosvenor Street, London W1K 3HY, United Kingdom.

SCHEDULE 13D

CUSIP No. 156708109	Page 9 of 18 Pages

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors, if any).

(e)	During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of the Reporting Persons who is an individual is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

The Shares reported in Item 5 as beneficially owned by the Reporting Persons were acquired with funds of approximately $429,508,435.00 (including brokerage commissions) for the accounts of the Taconic Funds. The source of funds used by the Reporting Persons for the purchase of the Shares listed in Item 5 was the working capital of the Taconic Funds: (i) approximately $1,392,087.00 of working capital of TCP, (ii) approximately $31,836,774.00 of working capital of TCP 1.5, (iii) approximately $52,672,826.00 of working capital of TMF 1.5, (iv) approximately $103,078,329.00 of working capital of TOP, (v) approximately $23,540,005.00 of working capital of TOP II and (vi) approximately $216,988,414.00 of working capital of TOMF. Working capital of each Taconic Fund was provided by capital contributions of the partners and internally generated funds of such Taconic Fund.

The Shares held for each Taconic Fund may be held through margin accounts maintained with brokers, which extend credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules, and such firms’ credit policies. The positions may be held in margin accounts that are pledged as collateral security for the repayment of debit balances in the respective accounts.

Item 4. Purpose of Transaction

The Shares reported in Item 5 as beneficially owned by the Reporting Persons were acquired for the accounts of the Taconic Funds for investment purposes and not with a view towards changing or influencing control of the Company. The Company is subject to an unsolicited, non-binding proposal from Valeant Pharmaceuticals International, Inc. (“Valeant”), a party unrelated to the Reporting Persons, to acquire all of the outstanding shares of Common Stock (the “Valeant Non-Binding Proposal”), which if consummated would result in a change of control of the Company. Since the Reporting Persons acquired some of the Shares following the public announcement of the Valeant Non-Binding Proposal on March 29, 2011, the Reporting Persons may be deemed to have acquired the Shares in connection with such proposed takeover under interpretations of the Staff of the Securities and Exchange Commission. The Reporting Persons may engage in communications with the Company and its stockholders and representatives, Valeant and its affiliates and their respective representatives or other third parties with respect to the terms and conditions of the Valeant Non-Binding Proposal or other acquisition proposals by Valeant or its affiliates.

Except as set forth herein, the Reporting Persons do not have any plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons review their beneficial ownership in the Shares on an ongoing basis. The Reporting Persons reserve the right to acquire, or cause to be acquired, either separately or together with other persons, additional securities of the Company or derivatives or other instruments related thereto, to dispose of, or cause to be disposed of, such securities, derivatives or other instruments at any time and to formulate other purposes, plans or proposals regarding the Company or any of its securities, including plans or proposals relating to or resulting in the occurrence of one or more of the transactions described in clauses (a) through (j) of Item 4 of Schedule 13D, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, the market for the Shares, the Company’s then prospects, market conditions or other factors deemed relevant from time to time.

SCHEDULE 13D

CUSIP No. 156708109	Page 10 of 18 Pages

Item 5. Interest in Securities of Issuer

(a) - (b)

The following table describes the number of shares of Common Stock and the percentage of outstanding shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons as of the date of the filing of this Schedule 13D. All percentages below are determined using a denominator of 75,751,151 shares of Common Stock issued and outstanding as of March 14, 2011, as reported by the Issuer in its Proxy Statement pursuant to Section 14(a) of the Securities Exchange Act of 1934 on Schedule 14A filed on March 25, 2011.

Name of Reporting Person	Number of Shares of Common Stock Beneficially Owned	Percent Ownership of Outstanding Common Stock	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Taconic Advisors	5,650,000	7.46%	—	5,650,000	—	5,650,000
Taconic Advisors UK	5,650,000	7.46%	—	5,650,000	—	5,650,000
Taconic Associates	5,650,000	7.46%	—	5,650,000	—	5,650,000
Taconic Capital Partners	5,650,000	7.46%	—	5,650,000	—	5,650,000
Mr. Brody	5,650,000	7.46%	—	5,650,000	—	5,650,000
Mr. Brosens	5,650,000	7.46%	—	5,650,000	—	5,650,000

Each of Taconic Advisors, Taconic Advisors UK, Taconic Associates, Taconic Capital Partners, Mr. Brody and Mr. Brosens may be deemed to be the beneficial owner of 5,650,000 Shares (approximately 7.46% of the total number of Shares outstanding). This amount consists of 5,650,000 Shares held for the account of the Taconic Funds: (i) approximately 18,310 Shares held for the account of TCP, (ii) approximately 418,780 Shares held for the account of TCP 1.5, (iii) approximately 692,910 Shares held for the account of TMF 1.5, (iv) approximately 1,356,000 Shares held for the account of TOP, (v) approximately 309,620 Shares held for the account of TOP II, and (vi) approximately 2,854,380 Shares held for the account of TOMF.

(c)

Information concerning transactions in the Shares during the past sixty days by the Reporting Persons is set forth in Schedule I hereto and is incorporated herein by reference.

(d)

No person other than the Reporting Persons and the Taconic Funds has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the Shares deemed to be beneficially owned by the Reporting Persons.

(e)

Not applicable.

SCHEDULE 13D

CUSIP No. 156708109	Page 11 of 18 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The Reporting Persons do not have any contracts, agreements, understandings or relationships (legal or otherwise) among themselves, or between themselves and any person, with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits

The Exhibit Index is incorporated herein by reference.

SCHEDULE 13D

CUSIP No. 156708109	Page 12 of 18 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 15, 2011	TACONIC CAPITAL ADVISORS L.P.

	By:	/s/ Kenneth D. Brody
Name: Kenneth D. Brody
Title: Principal

Date: April 15, 2011	TACONIC CAPITAL ADVISORS UK LLP

By: TACONIC CAPITAL SERVICES UK LIMITED, its managing member

	By:	/s/ Kenneth D. Brody
Name: Kenneth D. Brody
Title: Director

	By:	/s/ Frank P. Brosens
Name: Frank P. Brosens
Title: Director

Date: April 15, 2011	TACONIC ASSOCIATES LLC

	By:	/s/ Kenneth D. Brody
Name: Kenneth D. Brody
Title: Manager

By:	/s/ Frank P. Brosens
Name: Frank P. Brosens
Title: Manager

Date: April 15, 2011	TACONIC CAPITAL PARTNERS LLC

	By:	/s/ Kenneth D. Brody
Name: Kenneth D. Brody
Title: Manager

By:	/s/ Frank P. Brosens
Name: Frank P. Brosens
Title: Manager

SCHEDULE 13D

CUSIP No. 156708109	Page 13 of 18 Pages

Date: April 15, 2011	KENNETH D. BRODY

	By:	/s/ Kenneth D. Brody

Date: April 15, 2011	FRANK P. BROSENS

	By:	/s/ Frank P. Brosens

SCHEDULE 13D

CUSIP No. 156708109	Page 14 of 18 Pages

EXHIBIT INDEX

Ex.		Page No.
A	Joint Filing Agreement, dated April 15, 2011 by and among Taconic Advisors, Taconic Advisors UK, Taconic Associates, Taconic Capital Partners, Mr. Brody and Mr. Brosens.	15

SCHEDULE 13D

CUSIP No. 156708109	Page 15 of 18 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Shares of Cephalon, Inc. dated as of April 15, 2011 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date: April 15, 2011	TACONIC CAPITAL ADVISORS L.P.

	By:	/s/ Kenneth D. Brody
Name: Kenneth D. Brody
Title: Principal

Date: April 15, 2011	TACONIC CAPITAL ADVISORS UK LLP

By: TACONIC CAPITAL SERVICES UK LIMITED, its managing member

	By:	/s/ Kenneth D. Brody
Name: Kenneth D. Brody
Title: Director

	By:	/s/ Frank P. Brosens
Name: Frank P. Brosens
Title: Director

Date: April 15, 2011	TACONIC ASSOCIATES LLC

	By:	/s/ Kenneth D. Brody
Name: Kenneth D. Brody
Title: Manager

By:	/s/ Frank P. Brosens
Name: Frank P. Brosens
Title: Manager

SCHEDULE 13D

CUSIP No. 156708109	Page 16 of 18 Pages

Date: April 15, 2011	TACONIC CAPITAL PARTNERS LLC

	By:	/s/ Kenneth D. Brody
Name: Kenneth D. Brody
Title: Manager

	By:	/s/ Frank P. Brosens
Name: Frank P. Brosens
Title: Manager

Date: April 15, 2011	KENNETH D. BRODY

	By:	/s/ Kenneth D. Brody

Date: April 15, 2011	FRANK P. BROSENS

	By:	/s/ Frank P. Brosens

SCHEDULE 13D

CUSIP No. 156708109	Page 17 of 18 Pages

SCHEDULE I

TRANSACTIONS IN THE PAST SIXTY DAYS BY THE ACCOUNTS

Unless otherwise indicated, each of the transactions described below was effected for cash on the Nasdaq Global Select Market.

Date	Purchase/Sale	Number of Shares	Price per Share
3/30/2011	Purchase	200,000	$75.34
3/30/2011	Purchase	250,000	$75.34
3/30/2011	Purchase	50,000	$75.97
3/30/2011	Purchase	458,555	$75.38
3/30/2011	Purchase	200,000	$75.34
3/30/2011	Purchase	250,000	$75.34
3/30/2011	Purchase	50,000	$75.97
3/30/2011	Purchase	458,556	$75.38
3/31/2011	Purchase	41,445	$75.52
3/31/2011	Purchase	250,000	$75.59
3/31/2011	Purchase	41,444	$75.52
3/31/2011	Purchase	250,000	$75.59
4/1/2011	Purchase	250,000	$75.91
4/1/2011	Purchase	100,000	$76.00
4/1/2011	Purchase	250,000	$75.91
4/1/2011	Purchase	100,000	$76.00
4/4/2011	Purchase	50,000	$76.00
4/4/2011	Purchase	100,000	$76.20
4/4/2011	Purchase	50,000	$76.52
4/4/2011	Purchase	50,000	$76.06
4/4/2011	Purchase	50,000	$76.00
4/4/2011	Purchase	100,000	$76.20
4/4/2011	Purchase	50,000	$76.52
4/4/2011	Purchase	50,000	$76.06
4/5/2011	Purchase	50,000	$77.10
4/5/2011	Purchase	50,000	$76.82
4/5/2011	Purchase	50,000	$77.25
4/5/2011	Purchase	50,000	$77.10
4/5/2011	Purchase	50,000	$76.82
4/5/2011	Purchase	50,000	$77.25
4/6/2011	Purchase	12,500	$77.31
4/6/2011	Purchase	12,500	$77.35
4/6/2011	Purchase	100,000	$77.26
4/6/2011	Purchase	12,500	$77.31
4/6/2011	Purchase	12,500	$77.35
4/6/2011	Purchase	100,000	$77.26
4/7/2011	Purchase	100,000	$76.57
4/7/2011	Purchase	100,000	$76.94
4/7/2011	Purchase	100,000	$76.57
4/7/2011	Purchase	100,000	$76.94
4/8/2011	Purchase	40,000	$76.90

SCHEDULE 13D

CUSIP No. 156708109	Page 18 of 18 Pages

4/8/2011	Purchase	128,600	$76.73
4/8/2011	Purchase	6,400	$76.66
4/8/2011	Purchase	40,000	$76.90
4/8/2011	Purchase	128,600	$76.73
4/8/2011	Purchase	6,400	$76.66
4/11/2011	Purchase	25,000	$76.56
4/11/2011	Purchase	100,000	$76.56
4/11/2011	Purchase	125,000	$76.56
4/12/2011	Purchase	125,000	$76.47
4/12/2011	Purchase	125,000	$76.47
4/13/2011	Purchase	25,000	$75.90
4/13/2011	Purchase	25,000	$75.90
4/13/2011	Purchase	50,000	$75.99
4/13/2011	Purchase	50,000	$75.99